**HANNY**
VISIONS AHEAD
HANNY HOLDINGS LIMITED
錦興集團有限公司
*(Incorporated in Bermuda with limited liability)*

082-03638

Date: 4 September 2006

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 14 2006
WASH, D.C.
160

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

06016860

**BY AIRMAIL**

Dear Sirs,

SUPPL

**HANNY HOLDINGS LIMITED ("Company")**
**- ISIN US 41068T2087**

We enclose herewith a copy of the announcement of the Company dated 1 September 2006 in relation to the possible substantial acquisition and possible conditional mandatory cash offers by Famex Investment Limited for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
*For and on behalf of*
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary
/vw
Encl.

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL

dlw 9/15

O:\Hanny 2006\Correspondence\Letter\163-US Sec-annc't 1 Sep 06.doc

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)

Subject to the performance of the aforesaid, the Agreement will lapse and Famex together with the parties acting in concert with it will be in aggregate interested in 85,177,822 Hanny Shares, representing approximately 34.01% of the voting rights of Hanny as at the date of this announcement, and hence, Famex is required to make the Offers under Rule 26.1 of the Takeovers Code.

## INFORMATION ON HANNY

Following the completion of the disposal of the business of trading of computer related products and consumer electronic products, and the marketing of data storage media in April 2006, the Hanny Group is now principally engaged in the trading of securities, property investment and trading, holding of vessels for sand mining and other strategic investments including investments in associated companies which are listed on the Stock Exchange and the Singapore Exchange Limited and long-term convertible notes issued by companies whose shares are listed on the Stock Exchange. Hanny itself is an investment holding company.

The following is a summary of the audited consolidated results of the Hanny Group for the two years ended 31 March 2005 and 2006:

| | For the year ended 31 March 2006 HK$'000 | 2005 HK$'000 (Restated) |
|---|---|---|
| Revenue | 316,638 | 257,656 |
| Loss before income tax | (144,092) | (248,508) |
| Income tax expense | (4,331) | (4,282) |
| Loss for the year from continuing operations | (148,423) | (252,790) |
| Profit for the year from discontinued operations | 52,419 | 152,552 |
| Loss for the year | (96,004) | (100,238) |
| Attributable to: | | |
| Equity holders of Hanny | 8,915 | (161,862) |
| Minority interests | (104,919) | 61,624 |
| | (96,004) | (100,238) |

As at 31 March 2006, Hanny had audited net assets of approximately HK$1,868.9 million.

## REASONS FOR THE ACQUISITION

ITC is an investment holding company which directly and indirectly holds strategic investments in a number of listed companies, namely, PYI, Hanny, Trasy Gold Ex Limited ("Trasy") and Burcon NutraScience Corporation. Through its listed associated companies, namely, PYI and Hanny, the ITC Group has indirect interests in Paul Y. Engineering Group Limited, China Strategic Holdings Limited, Wing On Travel (Holdings) Limited, China Enterprises Limited, MRI Holdings Limited, PSC Corporation Limited, Tat Seng Packaging Group Limited and Intraco Limited. The principal activities of the ITC Group comprise investment holding, the provision of finance, the provision of management services, property investment, treasury investment and trading of building materials and machinery and the provision and operation of an internet precious metals trading platform through Trasy.

To the extent that ITC, through Famex, is successful in acquiring Hanny Shares either through the Acquisition or acceptances to the Share Offer, ITC will be able to achieve a balanced investment portfolio which will be in a more diversified manner and its controlling interests in Hanny will be increased at a discount to Hanny's underlying net asset value. The Hanny Shareholders will also be able to realise their investment in Hanny Shares if they so wish.

The terms and conditions of the Agreement were arrived at after arm's length negotiations between Famex and the Vendor after taking into account, among other things, the underlying net asset value of Hanny and the prevailing market price of the Hanny Shares. Based on the above, the ITC Directors believe that the terms of the Agreement and the Offers are fair and reasonable and in the interests of ITC and the ITC Shareholders as a whole.

## SHAREHOLDING STRUCTURE OF HANNY

The following table sets out the shareholding structure of Hanny (i) as at the date of this announcement and immediately before the Acquisition; and (ii) immediately after the Acquisition but before the Offers (assuming no change in shareholding since then):

| | As at the date of this announcement and immediately before the Acquisition | | Immediately after the Acquisition but before the Offers | |
|---|---|---|---|---|
| | Hanny Shares | % (approx.) | Hanny Shares | % (approx.) |
| Famex (Note 1) | 60,516,948 | 24.16 | 83,329,307 | 33.27 |
| Parties acting in concert with Famex (Note 2): | | | | |
| Hollyfield Group Limited (Note 1) | 3 | 0 | 3 | 0 |
| Dr. Chan (Notes 3, 4, 6 & 7) | 1,600,000 | 0.64 | 1,600,000 | 0.64 |
| Mr. Chan Kwok Hung (Notes 4, 5 & 7) | 1,600,000 | 0.64 | 1,600,000 | 0.64 |
| Mr. Cheung Hon Kit (Notes 4, 5 & 7) | 6 | 0 | 6 | 0 |
| Mr Shek Lai Him, Abraham (Note 4) | 32 | 0 | 32 | 0 |
| Cobbleford Limited (Note 8) | 10,002,653 | 3.99 | 10,002,653 | 3.99 |
| Other Concert Party (Note 9) | 52,000 | 0.02 | 52,000 | 0.02 |
| *Subtotal:* | *73,771,642* | *29.45* | *96,584,001* | *38.56* |
| Dr. Yap, Allan (Notes 5, 6 & 7) | 4,850,000 | 1.94 | 4,850,000 | 1.94 |
| Mr. Lui Siu Tsuen, Richard (Notes 6 & 7) | 3,350,000 | 1.34 | 3,350,000 | 1.34 |
| Vendor | 22,812,359 | 9.11 | 0 | 0 |
| Other public Hanny Shareholders | 145,670,215 | 58.16 | 145,670,215 | 58.16 |
| **Total** | 250,454,216 | 100.00 | 250,454,216 | 100.00 |

*Notes:*

(1) Famex and Hollyfield Group Limited are wholly-owned subsidiaries of ITC. Galaxyway Investments Limited, a company indirectly wholly owned by Dr. Chan, is interested in approximately 34.99% of the issued ordinary share capital of ITC. ITC, through Hollyfield Group Limited, also holds the Convertible Bonds with principal amount of HK$95,966,280 which if fully converted at the initial conversion price of HK$9.0 per Hanny Share will result in 10,662,920 Hanny Shares being issued to Hollyfield Group Limited.

(2) Parties acting and presumed to be acting in concert with Famex include the ITC Directors, Hollyfield Group Limited (a wholly-owned subsidiary of ITC), Cobbleford Limited and the Other Concert Party.

(3) Dr. Chan is an executive director and the chairman of each of ITC and Hanny. Dr. Chan holds Convertible Bonds with principal amount of HK$2,841,810 which if fully converted at the initial conversion price of HK$9.0 per Hanny Share will result in 315,756 Hanny Shares being issued to Dr. Chan.

(4) ITC Director.

(5) Director of subsidiary(ies) of ITC.

(6) Hanny Director.

(7) Director of subsidiary(ies) of Hanny.

(8) Cobbleford Limited is an indirect wholly-owned subsidiary of Hutchison Whampoa Limited.

(9) Mr. Cheung Shu Wan is the sole shareholder of a company which holds 50% interests in a 50%-owned associated company of ITC.

(10) For information purpose, PYI, an associated company of ITC, holds the Convertible Bonds in the principal amount of HK$36,857,925 which if fully converted at the initial conversion price of HK$9.0 per Hanny Share will result in 4,095,325 Hanny Shares being issued to PYI.

## POSSIBLE CONDITIONAL MANDATORY GENERAL OFFERS

As at the date of this announcement, Famex, being the single largest Hanny Shareholder, is holding approximately 24.16% of the issued share capital of Hanny and together with the parties acting in concert with it are in aggregate holding approximately 29.45% of the issued share capital of Hanny. Upon Completion, Famex will be interested in approximately 33.27% of the voting rights of Hanny and together with the parties acting in concert with it will be in aggregate interested in approximately 38.56% of the voting rights of Hanny, and hence Famex will be required to make a conditional mandatory cash offer to acquire all the issued Hanny Shares (other than those already owned or agreed to be acquired by Famex and parties acting in concert with it (except Cobbleford Limited)) under Rule 26.1 of the Takeovers Code and to make a comparable offer to the holders of the Convertible Bonds (other than those already owned or agreed to be acquired by Famex and parties acting in concert with it (except Cobbleford Limited)) pursuant to Rule 13 of the Takeovers Code.

### Issued securities of Hanny as at the date of this announcement

As at the date of this announcement, there are (i) 250,454,216 Hanny Shares in issue; and (ii) Convertible Bonds with an aggregate principal amount of HK$770,751,936 entitling holders thereof to convert into a total of 85,639,104 new Hanny Shares (based on the initial conversion price of HK$9.0 per Hanny Share under the terms of the Convertible Bonds). Save as aforesaid, Hanny had no other outstanding options, warrants or conversion rights convertible into Hanny Shares as at the date of this announcement.

### Dividend Shares to be issued by Hanny

On 28 July 2006, Hanny announced that the board of Hanny Directors resolved to recommend the payment of a final dividend of HK6 cents per Hanny Share to the Hanny Shareholders in respect of the results of the financial year ended 31 March 2006 payable in cash with an option to elect for scrip dividend. Assuming all Hanny Shareholders elect for scrip dividend, a maximum of 4,335,618 Dividend Shares will be issued on or around 29 September 2006 by Hanny. Such recommendation has been approved by the Hanny Shareholders at the annual general meeting of Hanny held on 1 September 2006. The Share Offer will be extended to such Dividend Shares (other than those Dividend Shares to be allotted to Famex and parties acting in concert with it (except Cobbleford Limited)).

### Issued securities of Hanny held by Famex and the parties acting in concert with it

As at the date of this announcement, there are (i) 60,516,951 Hanny Shares and the Convertible Bonds with principal amount of HK$95,966,280 convertible into a total of 10,662,920 new Hanny Shares (based on the initial conversion price of HK$9.0 per Hanny Share under the terms of the Convertible Bonds) held by ITC through Famex and Hollyfield Group Limited, which are wholly-owned subsidiaries of ITC; (ii) 1,600,000 Hanny Shares and the Convertible Bonds with principal amount of HK$2,841,810 convertible into a total of 315,756 new Hanny Shares (based on the initial conversion price of HK$9.0 per Hanny Share under the terms of the Convertible Bonds) held by Dr. Chan, being an executive director and the chairman of each of Hanny and ITC; (iii) 1,600,000 Hanny Shares held by Mr. Chan Kwok Hung, being the ITC Director; (iv) 6 Hanny Shares held by Mr. Cheung Hon Kit, being the ITC Director; (v) 32 Hanny Shares held by Mr. Shek Lai Him, Abraham, being the ITC Director; (vi) 52,000 Hanny Shares held by the Other Concert Party; (vii) the Convertible Bonds with principal amount of HK$36,857,925 convertible into a total of 4,095,325 new Hanny Shares (based on the initial conversion price of HK$9.0 per Hanny Share under the terms of the Convertible Bonds) held by PYI; and (viii) 10,002,653 Hanny Shares held by Cobbleford Limited. In addition, if Famex and parties acting in concert with it elect for scrip dividend, a maximum of 1,277,062 Dividend Shares will be issued by Hanny on or around 29 September 2006 to them based on their current shareholding in Hanny.

Save as disclosed above, none of Famex and parties acting in concert with it has any interest in Hanny Shares or any outstanding warrants, share options or securities convertible into Hanny Shares as at the date of this announcement.

### Dealings in securities

On 16 February 2006 and 21 February 2006, each of Dr. Chan and Mr. Chan Kwok Hung (an executive director of ITC) exercised 1,600,000 share options (which otherwise have lapsed on 22 February 2006) to subscribe for the same number of Hanny Shares at an exercise price of HK$3.415 per Hanny Share.

PYI, an associated company of ITC, announced on 8 May 2006 and 16 June 2006 a distribution of special dividend of the value derived from its divestment in China Strategic Holdings Limited ("China Strategic"). The special dividend involved the distribution of the value derived from the PYI's acceptance of the GDI Offer involving Option 1 and Option 2. For every 500 PYI shares held, the PYI shareholders would be entitled to receive the value attributable to 40 GDI shares under the GDI Offer. After satisfaction of the distribution of the special dividend to its shareholders, PYI still holds the Convertible Bonds with face value of HK$36,857,925.

Pursuant to the distribution of a special dividend by PYI of the value derived from its divestment in China Strategic as mentioned above, (i) the Convertible Bonds with face value of HK$95,966,280 were despatched to, or received by, Hollyfield Group Limited on 26 June 2006 and 27 June 2006 and 3 Hanny Shares were received by Hollyfield Group Limited on 27 June 2006; (ii) the Convertible Bonds with face value of HK$2,841,810 were received by Dr. Chan on 27 June 2006; (iii) 6 Hanny Shares were received by Mr. Cheung Hon Kit, an executive ITC Director, on 27 June 2006; and (iv) 32 Hanny Shares were received by Mr. Shek Lai Him, Abraham, an independent non-executive ITC Director appointed on 26 June 2006, on 27 June 2006. In respect of the above distribution of PYI, both Hollyfield Group Limited and Dr. Chan elected to receive the special dividend in the form of Option 2 under the PYI distribution. The 3 Hanny Shares received by Hollyfield Group Limited represented the odd shares distributed to it by nominees through which it held PYI shares. As Mr. Cheung Hon Kit only held 400 PYI shares, he was not entitled to receive the PYI distribution. The 6 Hanny Shares received by him represented the odd shares distributed to him by nominees through which he held PYI shares. Mr. Shek Lai Him, Abraham elected to receive the special dividend of PYI in the form of Option 1 in respect of his 2,000 PYI shares before his appointment as ITC Director. The Other Concert Party accepted in full the GDI Offer in respect of his then holding of 500,000 shares in China Strategic. He elected Option 1 and received 100,000 Hanny Shares plus cash. He disposed of 48,000 Hanny Shares at prices ranging from HK$3.625 to HK$3.65 per Hanny Share on 27 June 2006.

Prior to the signing of the Agreement on 17 August 2006, Famex has acquired 2,902,000 Hanny Shares in aggregate during the period from 31 July 2006 to 4 August 2006 at prices ranging from HK$2.58 to HK$3.30 per Hanny Share.

Save as aforesaid, there has been no dealing in Hanny Shares by Famex and the parties acting in concert with it during the period of six months prior to the date of this announcement.

### Undertaking

Dr. Yap, Allan (being an executive Hanny Director and a director of certain subsidiaries of ITC) has undertaken to ITC and Famex that he will not accept the Offers in respect of any of his interests in the Hanny Shares.

### Subscription Agreements and Supplemental Agreements

As set out in the announcement jointly issued by ITC and Hanny dated 6 July 2006, Hanny has entered into the Subscription Agreements on 27 June 2006 with ITC and other four subscribers to subscribe for the Hanny Notes with principal amount of US$150 million (equivalent to approximately HK$1,164.9 million). Completion of the Subscription Agreements will be subject to, inter alia, the Hanny Shareholders' approval. Upon full conversion of the Hanny Notes at the initial conversion price of US$0.51 (equivalent to approximately HK$3.96) per Hanny Share, an aggregate of 294,117,645 Hanny Shares will be issued.

As set out in the paragraphs headed "Supplemental Agreements to the Subscription Agreements" below, each of the subscribers of the Hanny Notes has entered into the Supplemental Agreement with Hanny on 30 August 2006 pursuant to which completion of the subscription of the Hanny Notes is to be conditional on the closing or lapse (whichever is earlier) of the Offers. As no Hanny Notes will be issued before the close or lapse of the Offers, Famex will not extend the Offers or make any comparable offer arising out of or in relation to the Share Offer for any Hanny Notes pursuant to the Takeovers Code.

### Hanny Shares and Convertible Bonds subject to the Offers

Taking into account (i) 63,768,989 Hanny Shares, 22,812,359 Sale Shares (assuming all the conditions precedent under the Agreement had been fulfilled and Completion had taken place), the Convertible Bonds with principal amount of HK$95,966,280 at the initial conversion price of HK$9 per Hanny Share and a maximum of 1,103,906 Dividend Shares (which are expected to be issued by Hanny to Famex and the parties acting in concert with it (except Cobbleford Limited) on or around 29 September 2006 based on their current shareholdings in Hanny if scrip dividend is elected) held/to be held by Famex and the parties acting in concert with it (except Cobbleford Limited); and (ii) the Supplemental Agreements entered into between Hanny and each of the subscribers of the Hanny Notes, 163,872,868 Offer Shares, a maximum of 3,231,712 Dividend Shares and the Convertible Bonds with the principal amount of HK$635,085,921 will be subject to the Share Offer or comparable offer pursuant to the Takeovers Code.

As at the date of this announcement, save for the Undertaking and the Supplemental Agreements, (i) there are no arrangements in relation to shares of Famex or Hanny and which might be material to the Offers; and (ii) there are no agreements or arrangements to which Famex is a party which relate to circumstances in which it may or may not invoke or seek a pre-condition or a condition to the Offers. As at the date of this announcement, none of Famex or the parties acting in concert with it has received any irrevocable commitment to accept the Offers.

### Principal terms of the Offers

Kingston Securities Limited will, on behalf of Famex, make the Offers in compliance with the Takeovers Code on the following bases:

**For each Offer Share .......... HK$3.80**

**For each HK$15 face value of the Convertible Bond (based on the Offer Price of HK$3.8 per Offer Share divided by the initial conversion price of HK$9 per Hanny Share) .......... HK$6.333**

All the Offer Shares and the Convertible Bonds to be acquired under the Offers will be fully paid and free from all liens, equities, charges and encumbrances and together with all rights now and thereafter attaching thereto, including the right to receive and retain all dividends and other distributions declared, made or paid after the date of this announcement (except for the final dividend for the year ended 31 March 2006 proposed in July 2006).

### Comparison of value

The offer price of HK$3.8 per Offer Share represents:

- a premium of approximately 7.65% over the closing price of the Hanny Share of HK$3.53 as quoted on the Stock Exchange on the Last Trading Day;
- a premium of approximately 9.51% over the average closing price of the Hanny Share of approximately HK$3.47 for the last 5 trading days up to and including the Last Trading Day;
- a premium of approximately 8.57% over the average closing price of the Hanny Share of approximately HK$3.50 for the last 10 trading days up to and including the Last Trading Day; and
- a discount of approximately 51.78% to the audited consolidated net asset value of approximately HK$7.88 per Hanny Share as at 31 March 2006.

The highest and lowest closing prices of the Hanny Share as quoted on the Stock Exchange during the six-month period preceding the date of this announcement were HK$5.05 on 16 March 2006 and HK$2.57 on 27 July 2006 respectively.

### Conditions of the Offers

The making of the Offers is conditional on fulfillment of the conditions precedent under the Agreement. If any of the conditions precedent of the Agreement is not fulfilled by 31 October 2006 (or such other date as may be agreed by the parties to the Agreement in writing), the Agreement will lapse and the Offers will not be made.

**Warning: The making of the Offers is a possibility only. Famex will only make the Offers if the conditions precedent under the Agreement have been fulfilled. As the Offers may or may not proceed, ITC Shareholders, Hanny Shareholders and potential investors are urged to exercise extreme cautions when dealing in the securities of ITC and Hanny.**

**In addition, the Offers are conditional upon Famex having received valid acceptances of the Share Offer which, together with the Hanny Shares already owned or agreed to be acquired by Famex and parties acting in concert with it before or during the period of the Offers, will result in Famex and the parties acting in concert with it holding Hanny Shares representing more than 50% of the voting rights of Hanny.**

### Total consideration

As at the date of this announcement, there are 250,454,216 Hanny Shares in issue. Based on the offer price of HK$3.8 per Offer Share, the entire issued share capital of Hanny is valued at approximately HK$951.7 million and all the Offer Shares (excluding the Dividend Shares) under the Share Offer will be valued at approximately HK$622.8 million and the Convertible Bonds under the CB Offer will be valued at approximately HK$268.1 million. Assuming all the Hanny Shareholders had elected for scrip dividend and based on the market value per Hanny Share of HK$3.466 which is the average of the closing prices per Hanny Share quoted on the Stock Exchange for the five consecutive trading days ended 31 August 2006, all the Offer Shares (including the Dividend Shares) under the Share Offer will be valued at approximately HK$635.0 million. Both Kingston Securities Limited and Kingston Corporate Finance Limited are satisfied that there are sufficient financial resources available to Famex to meet the full acceptance of the Offers.

The ITC Group will finance part of the consideration of the Offers by debt financing of approximately HK$600 million and the remaining consideration by its internal resources.

### Effect of accepting the Offers

By accepting (i) the Share Offer, the accepting Hanny Shareholders will sell to Famex their respective Hanny Shares and all rights attached to them; and (ii) the CB Offer, the accepting holders will transfer to Famex the Convertible Bonds and all rights attached thereto.

**Settlement of the consideration**
Stamp duty at a rate of HK$1 for every HK$1,000 (or part thereof) of the amount payable in respect of relevant acceptances will be deducted from the amount payable to the Hanny Shareholders who accept the Share Offer. Famex will then pay such stamp duty to the stamp office of the Inland Revenue Department of Hong Kong.

Subject to the Offers becoming unconditional, the amounts due to the Hanny Shareholders or the holders of the Convertible Bonds (as the case may be) who accept the Offers will be paid by Famex as soon as possible but in any event within 10 days of the later of the date on which the Offers become, or is declared, unconditional and the date of receipt of duly completed acceptances in accordance with the Takeovers Code.

## INFORMATION ON FAMEX

Famex is an investment holding company incorporated in Hong Kong and is a wholly-owned subsidiary of ITC. As at the date of this announcement, Famex is the single largest Hanny Shareholder holding approximately 24.16% issued share capital of Hanny. Information of ITC has been set out under the section headed "**REASONS FOR THE ACQUISITION**" above.

## INTENTION OF FAMEX REGARDING HANNY

It is the intention of Famex that the existing principal activities of the Hanny Group will remain unchanged and Famex has no intention to put forward any major changes to the business of the Hanny Group and there is no existing plan for assets injection by Famex or ITC.

It is proposed that there will not be any material changes in the management or employees of the Hanny Group as a result of the Offers.

## MAINTAINING THE LISTING STATUS OF HANNY

Famex intends to maintain the listing of the Hanny Shares on the Stock Exchange. Hanny, the Hanny Directors and Famex will take appropriate steps to ensure that not less than 25% of the issued Hanny Shares will be held by the public following the close of the Offers.

**The Stock Exchange has indicated that if, upon closing of the Offers, less than the minimum prescribed percentage applicable to Hanny, being 25% of the issued Hanny Shares, are held by the public or if the Stock Exchange believes that:**

**(i) a false market exists or may exist in the Hanny Shares; or**

**(ii) there are insufficient Hanny Shares in public hands to maintain an orderly market,**

**it will consider exercising its discretion to suspend trading in the Hanny Shares.**

## SUPPLEMENTAL AGREEMENTS TO THE SUBSCRIPTION AGREEMENTS

As set out in the announcement jointly issued by ITC and Hanny dated 6 July 2006, Hanny has entered into the Subscription Agreements on 27 June 2006 with ITC and other four subscribers to subscribe for the Hanny Notes with principal amount of US$150 million (equivalent to approximately HK$1,164.9 million). Completion of the Subscription Agreements will be subject to, inter alia, the Hanny Shareholders' approval. Upon full conversion of the Hanny Notes at the initial conversion price of US$0.51 (equivalent to approximately HK$3.96) per Hanny Share, an aggregate of 294,117,645 Hanny Shares will be issued.

On 30 August 2006, Hanny entered into the Supplemental Agreements with each of ITC and the other four subscribers of the Hanny Notes pursuant to which they had agreed to amend the Subscription Agreements to the effect that:-

- completion of the subscription of the Hanny Notes will be subject to fulfilment of two additional conditions, namely (i) the closing or lapse (whichever is earlier) of the Offers; and (ii) (if immediately after the close of the Offers, there are insufficient public float in the Hanny Shares for the purposes of Rule 8.08(1)(a) of the Listing Rules) Hanny notifying the relevant subscribers of the day on which public float has been restored for the purposes of that rule. Only the second additional condition is capable of being waived by the subscribers;
- subject to the fulfilment (or waiver as appropriate) of the last of all the conditions precedent to completion, and assuming that the new conditions are the last to be fulfilled, then completion will take place on a date to be agreed between Hanny and the subscribers and should be no later than 60 days after the fulfilment of those conditions.

The amendments have been agreed after arms' length negotiations between Hanny and the subscribers, and on the basis that the subscription of the Hanny Notes is to be completed after there is more clarity on the shareholding structure of Hanny after the Offers.

As no Hanny Notes will be issued before the close or lapse of the Offers, Famex will not extend the Offers or make any comparable offer arising out of or in relation to the Share Offer for any Hanny Notes pursuant to the Takeovers Code.

## GENERAL

The Acquisition together with the Offers constitute a possible very substantial acquisition for ITC and is required to be made conditional on approval of the holders of ITC Ordinary Shares under Chapter 14 of the Listing Rules. The SGM will be held for the holders of ITC Ordinary Shares to consider and approve, among other things, the Agreement, the Offers and the respective transactions contemplated thereunder. A circular containing, among other things, the details of the Agreement, the Offers and the notice of the SGM will be despatched by ITC to the ITC Shareholders as soon as practicable and in accordance with the Listing Rules.

Subject to fulfillment of the conditions precedent under the Agreement, an offer document in connection with the Offers setting out, inter alia, details of the Offers (accompanied by the forms of acceptance and transfer) will be despatched by Famex to the Hanny Shareholders and the holders of the Convertible Bonds in accordance with the Takeovers Code.

Subject to the despatch of the offer document, a response document in connection with the Offers setting out, inter alia, information about Hanny and incorporating the respective letters of advice from the Independent Hanny Board Committee and an independent financial adviser on the Offers will be despatched by Hanny to the Hanny Shareholders and the holders of the Convertible Bonds in accordance with the Takeovers Code.

The Independent Hanny Board Committee will be established to give advice to the Independent Hanny Shareholders on the Offers. An independent financial adviser will be appointed to advise the Independent Hanny Board Committee in connection therewith. Further announcement will be made by Hanny in respect of the establishment of the Independent Hanny Board Committee and the appointment of the independent financial adviser to the Independent Hanny Board Committee.

Stockbrokers, banks and others who deal in the relevant securities of Hanny on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 of the Takeovers Code and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules under the Takeovers Code. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than HK$1 million.

This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquires. Therefore, those who deal in the relevant securities of Hanny should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.

At the request of ITC, trading in the ITC Ordinary Shares and the ITC Preference Shares on the Stock Exchange has been suspended with effect from 2:30 p.m. on 17 August 2006 pending the release of this announcement. An application has been made by ITC to the Stock Exchange for the resumption of trading in the ITC Ordinary Shares and the ITC Preference Shares with effect from 9:30 a.m. on 4 September 2006.

At the request of Hanny, trading in the Hanny Shares on the Stock Exchange has been suspended with effect from 2:30 p.m. on 17 August 2006 pending the release of this announcement. An application has been made by Hanny to the Stock Exchange for the resumption of trading in the Hanny Shares with effect from 9:30 a.m. on 4 September 2006.

**WARNING: The Offers will only be made if the conditions precedent under the Agreement have been fulfilled. Completion is subject to satisfaction of the conditions precedent contained in the Agreement as detailed above. Accordingly, the Offers may or may not be made. Potential investors and shareholders of ITC and Hanny should exercise extreme caution when dealing in the securities of ITC and Hanny.**

As at the date of this announcement, the ITC Directors are as follows:

| *Executive Directors:* | *Independent Non-executive Directors:* |
|---|---|
| Dr. Chan Kwok Keung, Charles *(Chairman)* | Mr. Chuck, Winston Calptor |
| Ms. Chau Mei Wah, Rosanna *(Deputy Chairman & Managing Director)* | Mr. Lee Kit Wah |
| Mr. Chan Kwok Hung | Mr. Wong Kam Cheong, Stanley |
| Mr. Chan Fut Yan | Hon. Shek Lai Him, Abraham, *JP* |
| Mr. Cheung Hon Kit | |

As at the date of this announcement, the Hanny Directors are as follows:

| *Executive Directors:* | *Independent Non-executive Directors:* |
|---|---|
| Dr. Chan Kwok Keung, Charles *(Chairman)* | Mr. Kwok Ka Lap, Alva |
| Dr. Yap, Allan *(Managing Director)* | Mr. Wong King Lam, Joseph |
| Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)* | Mr. Sin Chi Fai |

## DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

| | |
|---|---|
| "Acquisition" | the conditional acquisition of the Sale Shares by Famex from the Vendor |
| "acting in concert" | has the meaning ascribed thereto in the Takeovers Code |
| "Agreement" | the sale and purchase agreement dated 17 August 2006 (as supplemented by a supplemental agreement dated 28 August 2006) entered into between the Vendor and Famex in relation to the Acquisition |
| "CB Offer" | the mandatory conditional cash offer to be made by Kingston Securities Limited on behalf of Famex to acquire the Convertible Bonds (other than those already owned or agreed to be acquired by Famex and parties acting in concert with it (except Cobbleford Limited)) in accordance with Rule 13 of the Takeovers Code |
| "Completion" | *completion of the sale and purchase of the Sale Shares in accordance with the* terms of the Agreement |
| "Convertible Bonds" | the 2% convertible bonds of Hanny due 2011 with aggregate principal amount of HK$770,751,936, which is convertible into *new Hanny Shares starting from* June 2006 at an initial conversion price of HK$9.0 per Hanny Share |
| "Dividend Shares" | scrip dividend in the maximum of 4,335,618 Hanny Shares to be issued on or around 29 September 2006 based on the existing issued share capital of Hanny |
| "Dr. Chan" | Dr. Chan Kwok Keung, Charles, the controlling shareholder of ITC, an executive director and the chairman of each of ITC and Hanny |
| "Executive" | the Executive Director of Corporate Finance *Division of the SFC or any of his* delegates |
| "Famex" | Famex Investment Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of ITC |
| "GDI" | Group Dragon Investments Limited, a company incorporated in the British Virgin Islands with limited liability |
| "GDI Offer" | *the voluntary unconditional securities exchange offer made by Well Orient* Limited, a wholly-owned subsidiary of Hanny, to acquire all the shares of GDI not already held by Well Orient Limited and parties acting in concert with it, which was closed on 16 June 2006 |
| "Hanny" | Hanny Holdings Limited (Stock Code: 275), a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board of the Stock Exchange |
| "Hanny Director(s)" | director(s) of Hanny |
| "Hanny Group" | Hanny and its subsidiaries |
| "Hanny Notes" | the US$150 million (equivalent to approximately HK$1,164.9 million) 1% convertible exchangeable notes due 2011 proposed to be issued by Hanny and subscribed by ITC and other four subscribers pursuant to the Subscription Agreements |
| "Hanny Shareholder(s)" | holder(s) of Hanny Shares |
| "Hanny Share(s)" | ordinary share(s) of HK$0.01 each in the share capital of Hanny |
| "Hong Kong" | *the Hong Kong Special Administrative Region of the People's Republic of China* |
| "Independent Hanny Board Committee" | the independent board committee of Hanny to be established to advise the Independent Hanny Shareholders in respect of the Offers |
| "Independent Hanny Shareholders" | Hanny Shareholders other than Famex and parties acting in concert with it (including Dr. Chan) and their respective associates |
| "ITC" | ITC Corporation Limited (Stock code: 372), a company incorporated in Bermuda *with limited liability and whose shares are listed on the Main Board of the Stock* Exchange |
| "ITC Director(s)" | director(s) of ITC |
| "ITC Group" | ITC and its subsidiaries |
| "ITC Ordinary Share(s)" | ordinary share(s) of HK$0.10 each in the issued share capital of ITC |
| "ITC Preference Share(s)" | redeemable convertible preference share(s) of HK$0.10 each in the issued share capital of ITC |
| "ITC Shareholders" | holders of ITC Ordinary Shares and ITC Preference Shares |
| "*Last Trading Day*" | *Thursday, 17 August 2006, being the last trading day prior to the suspension of* trading in the Hanny Shares at 2:30 p.m. on Thursday, 17 August 2006 |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange |
| "Offer Price" | HK$3.8 per Hanny Share under the Share Offer |
| "Offer Shares" | all issued Hanny Shares and all Dividend Shares to be issued prior to the close of the Offers but excluding the Sale Shares and any other Hanny Shares owned by Famex and parties acting in concert with it (except Cobbleford Limited) on the date of Completion and/or acquired or agreed to be acquired by Famex and parties acting in concert with it (except Cobbleford Limited) while the Offers remain open for acceptance |
| "Offers" | the Share Offer and CB Offer |
| "Option 1" | one Hanny Share plus HK$1.8 in cash for every 5 shares of GDI, being one of two types consideration under the GDI Offer |
| "Option 2" | one Convertible Bond with face value of HK$15 for every 5 shares of GDI, being one of two types consideration under the GDI Offer |
| "*Other Concert Party*" | *Mr. Cheung Shu Wan, the sole shareholder of a company which holds 50%* interests in a 50%-owned associated company of ITC |
| "PYI" | PYI Corporation Limited (stock code: 498), a company incorporated in Bermuda with *limited liability and whose shares are listed on the Main Board of the Stock* Exchange and an associated company of ITC |
| "Sale Shares" | the 22,812,359 Hanny Shares in the issued share capital of Hanny beneficially owned by the Vendor, representing approximately 9.11% of the issued share capital of Hanny as at the date of this announcement |
| "SFC" | the Securities and Futures Commission of Hong Kong |
| "*SGM*" | *the special general meeting of ITC to be held for the purpose of passing the* relevant resolutions for approving the Agreement, the Offers and the respective transactions contemplated thereunder |
| "Share Offer" | the conditional mandatory cash offer to be made by Kingston Securities Limited on behalf of Famex for all the Offer Shares (other than those already owned or agreed to be acquired by Famex and parties acting in concert with it (except Cobbleford Limited)) in accordance with Rule 26.1 of the Takeovers Code |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Subscription Agreements" | the 5 conditional subscription agreements all dated 27 June 2006 entered into between Hanny and each of ITC and other four subscribers in relation to the subscription of the Hanny Notes |
| "Takeovers Code" | the Hong Kong Code on Takeovers and Mergers |
| "Undertaking" | the undertaking given by Dr. Yap, Allan as set out under the subparagraph headed "Undertaking" in this announcement |
| "Supplemental Agreement(s)" | the supplemental agreement(s) entered into between Hanny and each of the subscribers of Hanny Notes on 30 August 2006, pursuant to which the Subscription Agreements are amended to the effect that, among others, completion of the Subscription Agreements is to be conditional on the closing or lapse (whichever is earlier) of the Offers |
| "Vendor" | Mr. Ma Ho Man, Hoffman, the vendor of the *Sale Shares*, who is an independent third party neither connected nor acting in concert with ITC and its connected persons (as defined in the Listing Rules) |
| "HK$" | *Hong Kong dollars, the lawful currency of Hong Kong* |
| "%" | per cent. |

*Amounts denominated in US$ in this announcement have been converted into HK$ at the rate of US$1.0 = HK$7.766 for illustration purpose.*

| | |
|---|---|
| On behalf of the board of<br>**ITC Corporation Limited**<br>**Dr. Chan Kwok Keung, Charles**<br>*Chairman* | On behalf of the board of<br>**Hanny Holdings Limited**<br>**Dr. Chan Kwok Keung, Charles**<br>*Chairman* |

Hong Kong, 1 September 2006

*The ITC Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Hanny Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Hanny Group), have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Hanny Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.*

*The Hanny Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the ITC Group), and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the ITC Group), have been arrived at after due and careful consideration and there are no other facts (other than those relating to the ITC Group) not contained in this announcement, the omission of which would make any statement in this announcement misleading.*

ITC

**ITC CORPORATION LIMITED**

*(Incorporated in Bermuda with limited liability)*
(Stock code: 372)

HANNY

**HANNY HOLDINGS LIMITED**

*(Incorporated in Bermuda with limited liability)*
(Stock code: 275)

# POSSIBLE VERY SUBSTANTIAL ACQUISITION OF SHARES IN HANNY HOLDINGS LIMITED BY FAMEX INVESTMENT LIMITED, A WHOLLY-OWNED SUBSIDIARY OF ITC CORPORATION LIMITED, AND POSSIBLE CONDITIONAL MANDATORY CASH OFFERS BY KINGSTON SECURITIES LIMITED FOR AND ON BEHALF OF FAMEX INVESTMENT LIMITED FOR ALL THE ISSUED SHARES AND OUTSTANDING CONVERTIBLE BONDS OF HANNY HOLDINGS LIMITED (OTHER THAN THOSE ALREADY OWNED BY OR AGREED TO BE ACQUIRED BY FAMEX INVESTMENT LIMITED AND PARTIES ACTING IN CONCERT WITH IT (EXCEPT COBBLEFORD LIMITED))

# SUPPLEMENTAL AGREEMENTS TO THE SUBSCRIPTION AGREEMENTS FOR THE HANNY NOTES

FINANCIAL ADVISER TO ITC CORPORATION LIMITED

**KINGSTON CORPORATE FINANCE LIMITED**

FINANCIAL ADVISER TO HANNY HOLDINGS LIMITED

**SOMERLEY LIMITED**

**Possible very substantial acquisition**

Further to the announcement issued by ITC on 8 August 2006, the ITC Directors are pleased to announce that on 17 August 2006, Famex, a wholly-owned subsidiary of ITC, has entered into the Agreement with the Vendor, pursuant to which, the Vendor has conditionally agreed to sell, and Famex has conditionally agreed to acquire, 22,812,359 Sale Shares, representing approximately 9.23% of the issued share capital of Hanny as at the date of the Agreement and approximately 9.11% of the issued share capital of Hanny as at the date of this announcement, at a consideration of HK$86,686,964.20 (equivalent to HK$3.8 per Sale Share).

To the best of the knowledge, information and belief of the ITC Directors after having made all reasonable enquiries, the Vendor is an independent third party neither connected with nor acting in concert with ITC and its connected persons (as defined in the Listing Rules).

Completion of the Agreement is conditional upon (a) the passing of an ordinary resolution by the holders of ITC Ordinary Shares (other than those who are required to abstain from voting under the Listing Rules and the Takeovers Code) at the general meeting of ITC approving the entering into of the Agreement by Famex, the making of the Offers and the performance of the transactions contemplated thereunder; (b) the Hanny Shares remaining listed and are capable of being traded on the Stock Exchange at all times prior to and on Completion and the current listing of the Hanny Shares not having been withdrawn and no indication being received on or before the date of Completion from the Stock Exchange or the SFC to the effect that such listing may be withdrawn or objected to (or conditions will or may be attached thereto) including but not limited to as a result of Completion or in connection with the terms of the Agreement or for any other reason; (c) the clearance of the Stock Exchange (and the SFC if required) of the announcement(s) of Hanny and ITC in respect of the transactions contemplated under the Agreement and the Offers; (d) all governmental, regulatory (including the Stock Exchange and the SFC) and shareholder consents and approval necessary to give effect to the terms of the Agreement and the Offers having been obtained; and (e) all third party consents and waivers for the transfer of the Sale Shares and the Acquisition having been obtained and continuing in force.

**The Offers**

As at the date of this announcement, Famex, being the single largest Hanny Shareholder, is holding approximately 24.16% of the issued share capital of Hanny and together with the parties acting in concert with it are in aggregate holding approximately 29.45% of the issued share capital of Hanny. Upon Completion, Famex will be interested in approximately 33.27% of the voting rights of Hanny and together with the parties acting in concert with it will be in aggregate interested in approximately 38.56% of the voting rights of Hanny, and hence Famex will be required to make a conditional mandatory cash offer to acquire all the issued Hanny Shares (other than those already owned or agreed to be acquired by Famex and parties acting in concert with it (except Cobbleford Limited)) under Rule 26.1 of the Takeovers Code and to make a comparable offer to the holders of the Convertible Bonds (other than those already owned or agreed to be acquired by Famex and parties acting in concert with it (except Cobbleford Limited)) pursuant to Rule 13 of the Takeovers Code.

Kingston Securities Limited will make the Offers on behalf of Famex. Both Kingston Securities Limited and Kingston Corporate Finance Limited confirm that they are satisfied that there are sufficient financial resources available to Famex to satisfy full acceptance of the Offers. The Offers will be made on the following basis:

**For each Offer Share** .......... **HK$3.80**

***For each HK$15 face value of the Convertible Bond***
**(based on the Offer Price of HK$3.8 per Offer Share divided by the initial conversion price of HK$9 per Hanny Share)** .......... **HK$6.333**

The making of the Offers is conditional on fulfillment of the conditions precedent under the Agreement. If any of the conditions precedent of the Agreement is not fulfilled by 31 October 2006 (or such other date as may be agreed by the parties to the Agreement in writing), the Agreement will lapse and the Offers will not be made.

The Acquisition together with the Offers constitute a possible very substantial acquisition for ITC and is required to be made conditional upon approval of the holders of ITC Ordinary Shares under Chapter 14 of the Listing Rules. A circular containing, among other things, the details of the terms of the Agreement, the Offers and a notice of the SGM will be despatched by ITC to the holders of ITC Ordinary Shares and, for information purposes only, the holders of ITC Preference Shares as soon as practicable and in accordance with the Listing Rules.

Subject to fulfillment of the conditions precedent under the Agreement, an offer document in connection with the Offers setting out, inter alia, details of the Offers (accompanied by the forms of acceptance and transfer) will be despatched by Famex to the Hanny Shareholders and holders of the Convertible Bonds in accordance with the Takeovers Code.

Subject to the despatch of the offer document, a response document in connection with the Offers setting out, inter alia, information about Hanny and incorporating the respective letters of advice from the Independent Hanny Board Committee and an independent financial adviser on the Offers will be despatched by Hanny to the Hanny Shareholders and holders of the Convertible Bonds in accordance with the Takeovers Code.

**Supplemental Agreements to the Subscription Agreements for the Hanny Notes**

On 30 August 2006, Hanny entered into supplemental agreements with each of ITC and the other four subscribers of the Hanny Notes pursuant to which they had agreed to amend the Subscription Agreements to the effect that, among others, completion of the subscription of the Hanny Notes is to be conditional on the closing or lapse (whichever is earlier) of the Offers.

At the request of ITC, trading in the ITC Ordinary Shares and ITC Preference Shares on the Stock Exchange has been suspended with effect from 2:30 p.m. on 17 August 2006 pending the release of this announcement. An application has been made by ITC to the Stock Exchange for the resumption of trading in the ITC Ordinary Shares and the ITC Preference Shares with effect from 9:30 a.m. on 4 September 2006.

At the request of Hanny, trading in the Hanny Shares on the Stock Exchange has been suspended with effect from 2:30 p.m. on 17 August 2006 pending the release of this announcement. An application has been made by Hanny to the Stock Exchange for the resumption of trading in the Hanny Shares with effect from 9:30 a.m. on 4 September 2006.

**WARNING: The Offers will only be made if the conditions precedent under the Agreement have been fulfilled. Completion is subject to satisfaction of the conditions precedent contained in the Agreement as detailed below. Accordingly, the Offers may or may not be made. Potential investors and shareholders of ITC and Hanny should exercise extreme caution when dealing in the securities of ITC and Hanny.**

## ACQUISITION OF THE SALE SHARES

Reference is made to the announcement of ITC dated 8 August 2006 and the announcement of Hanny dated 8 August 2006 in relation to the preliminary discussions between ITC and the Vendor in respect of a possible acquisition of the Sale Shares. The ITC Directors are pleased to announce that the terms and conditions of the Acquisition have been agreed and that the Agreement has been entered into on 17 August 2006.

## PRINCIPAL TERMS OF THE AGREEMENT

**Date:** 17 August 2006

**Parties:**

Vendor: Mr. Ma Ho Man, Hoffman

Purchaser: Famex Investment Limited, a wholly-owned subsidiary of ITC

To the best of the knowledge, information and belief of ITC Directors after having made all reasonable enquiries, the Vendor is the managing director of a securities brokerage firm, which provides services to ITC and certain of its subsidiaries, and an independent third party neither connected with nor acting in concert with ITC and its connected persons (as defined in the Listing Rules).

**Particulars of the Sale Shares**

22,812,359 Sale Shares, representing approximately 9.23% of the issued share capital of Hanny as at the date of the Agreement and approximately 9.11% of the issued share capital of Hanny as at the date of this announcement. The Sale Shares will be acquired by Famex free from all liens, charges, options, rights of pre-emption or other encumbrances or rights whatsoever.

**Consideration**

The consideration for the Sale Shares is HK$86,686,964.20 (equivalent to HK$3.8 per Sale Share) and was agreed between the Vendor and Famex based on arm's length negotiations after taking into account, among other things, the underlying net asset value of Hanny and the prevailing market price of the Hanny Shares. The consideration has been/will be paid in the following manner:

(a) a refundable deposit in the sum of approximately HK$43.4 million (the "Deposit") has been paid upon the signing of the Agreement by Famex to the Vendor; and

(b) approximately HK$43.3 million, being the balance of the consideration, shall be paid by Famex on Completion.

The consideration will be satisfied in cash by internal resources of the ITC Group.

**Conditions**

Completion of the Agreement is conditional upon the fulfilment of the following:-

(a) the passing of an ordinary resolution by the holders of the ITC Ordinary Shares (other than those who are required to abstain from voting under the Listing Rules and the Takeovers Code) at the general meeting approving the entering into of the Agreement by Famex, the making of the Offers and the performance of the transactions contemplated thereunder;

(b) the Hanny Shares remaining listed and are capable of being traded on the Stock Exchange at all times prior to and on Completion and the current listing of the Hanny Shares not having been withdrawn and no indication being received on or before the date of Completion from the Stock Exchange or the SFC to the effect that such listing may be withdrawn or objected to (or conditions will or may be attached thereto) including but not limited to as a result of Completion or in connection with the terms of the Agreement or for any other reason;

(c) the clearance of the Stock Exchange (and the SFC if required) of the announcement(s) of Hanny and ITC in respect of the transactions contemplated under the Agreement and the Offers;

(d) all governmental, regulatory (including the Stock Exchange and the SFC) and shareholder consents and approval necessary to give effect to the terms of the Agreement and the Offers having been obtained; and

(e) all third party consents and waivers for the transfer of the Sale Shares and the Acquisition having been obtained and continuing in force.

None of the conditions precedent stated above is waivable. Completion shall take place on the business day immediately after the date on which all the above conditions (save and except (b) which shall be fulfilled immediately prior to or on Completion) are fulfilled, or such other date as may be mutually agreed by the parties to the Agreement prior to Completion.

If any of the above conditions is not fulfilled by 31 October 2006 (or such other date as may be agreed by the parties to the Agreement in writing prior to the Completion), the Vendor shall refund the Deposit without interest to Famex whereupon the Agreement shall lapse and no party shall have any further liability under or pursuant to the Agreement provided that such termination shall be without prejudice to the rights of the parties accruing prior to such termination. In such event, the Offers will not be made.

In the event that the Vendor has failed to refund the Deposit in accordance with the terms of the Agreement, the Vendor shall sell, and shall procure the sale of, the Sales Shares or any part thereof as directed by Famex from time to time to the extent that the proceeds thereof are sufficient to cover the Deposit and pay to Famex an amount equivalent to the Deposit out of such proceeds in accordance with the terms of the Agreement.

Pursuant to the Agreement, in the event that all conditions precedent have been fulfilled but:

(a) the Vendor fails to complete the Agreement in the manner provided therein other than by reason of the default of Famex, the Vendor's agent will transfer 11,406,180 Sale Shares to Famex or its nominee as directed in accordance with the terms of the Agreement; or

(b) Famex fails to complete the Agreement in the manner provided therein other than by reason of the default of the Vendor, the Vendor's agent will transfer 11,406,180 Sale Shares to Famex or its nominee as directed in accordance with the terms of the Agreement.

ITC

**ITC CORPORATION LIMITED**
**（德祥企業集團有限公司）**
（於百慕達註冊成立之有限公司）
（股份代號：372）

HANNY

**HANNY HOLDINGS LIMITED**
**錦興集團有限公司***
（於百慕達註冊成立之有限公司）
（股份代號：275）

德祥企業集團有限公司之全資附屬公司其威投資有限公司
可能非常重大收購錦興集團有限公司股份
及
金利豐證券有限公司
代表其威投資有限公司就收購錦興集團有限公司
所有已發行股份及尚未償還可換股債券
（其威投資有限公司及其一致行動人士已擁有或同意將予收購者除外，
惟不包括Cobbleford Limited）之
可能提出有條件強制性現金收購建議
有關錦興現據認購協議之補充協議

德祥企業集團有限公司之財務顧問
金利豐財務顧問有限公司

錦興集團有限公司之財務顧問
新百利有限公司



可能非常重大收購事項

德祥於二零零六年八月八日刊發公佈後，德祥董事欣然宣佈，於二零零六年八月十七日，德祥之全資附屬公司其威與賣方訂立收購協議。

[illegible]

收購建議

於本公佈日期，錦興之第一最大股東其威持有錦興已發行股本約24.16%權益，連同其一致行動人士合共持有錦興已發行股本約29.45%權益……Cobbleford Limited……

金利豐證券有限公司將會代表其威提出收購建議……

每股收購股份 …… 3.80港元

每份面值15港元之可換股債券（根據每股收購股份3.8港元之收購價格以換股及換股價每股錦興股份0港元計算）…… 5.333港元

[illegible]

有關錦興現據認購協議之補充協議

於二零零六年八月三十日……

[illegible]